Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
FIRST QUARTER 2010 RESULTS
Sustained market leadership and solid revenue results
in strong but moderated demand environment
SHENZHEN, CHINA — May 18, 2010 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the first quarter ended March 31, 2010.
First Quarter 2010 Financial Highlights
•	Total revenue was RMB159.4 million (US$23.3 million)(1)
➢	Revenue from wireless coverage products and services was RMB114.7 million (US$16.8 million)
➢	Revenue from base station RF products was RMB44.6 million (US$6.5 million)
•	Gross profit was RMB38.8 million (US$5.7 million)
•	Operating loss was RMB20.3 million (US$3.0 million)
•	Net loss attributable to the equity shareholders of GrenTech was RMB22.9 million (US$3.4 million)
•	Diluted net loss per ADS(2) was RMB0.95 (US$0.14)
The following table sets forth certain unaudited consolidated statements of operations data for the three-month periods ended March 31, 2008, 2009 and 2010:

	Three months ended March 31,			2010 Growth Rate %
	2008	2009	2010	Against 2008	Against 2009
	(RMB’000)	(RMB’000)	(RMB’000)
Revenue	71,389	285,293	159,364	123.2%	(44.1%)
Gross Profit	21,969	73,114	38,756	76.4%	(47.0%)
Operating (Loss)/Income	(36,327)	10,995	(20,347)	N/A	N/A
Net (Loss)/Income	(41,528)	6,305	(22,915)	N/A	N/A

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on March 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.8258. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2010.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, said, “We remain confident in our ability to continue to grow our business in 2010. We achieved the upper end of our guidance for the first quarter 2010. In 2009, we experienced extraordinary demand from each of the three telecommunications operators in China following the completion of the industry restructuring and the issuance of 3G licenses by the PRC government. In 2010, we expect that demand from these operators will remain strong, however, we expect that the pace of investments will be more moderate, and seasonal revenue patterns will resemble 2008 patterns more closely than that of 2009.”
Mr. Gao continued, “During the first quarter this year, we successfully delivered solid top-line results by continuing to expand the reach of our business. GrenTech remains well positioned in the market, with solid momentum in the operators’ bidding processes for new contracts. In order to further enhance our business growth, we are implementing a plan to address three strategic priorities: First, we will explore the emerging opportunities in the industrial users, with a focus on civil railway wireless communications coverage in 2010. Second, we will continue to commit resources to research and development to solidify our market leadership positions and extend our innovative product portfolio. Third, we will continue to reinforce our efforts to improve our payment collections. We are confident that we will realize our growth plan through successful execution of this business and operating strategy.”
First Quarter 2010 Unaudited Financial Results
Revenue
Revenue for the first quarter of 2010 decreased by RMB125.9 million (US$18.4 million), or 44.1%, to RMB159.4 million (US$23.3 million) from RMB285.3 million in the first quarter of 2009. Revenue from wireless coverage products and services decreased by RMB41.9 million (US$6.1 million) year-over-year, or 26.8%. The decrease was primarily due to the more moderate pace of investments by the three China telecommunications operators. Compared to the first quarter of 2009, the revenue recorded in the first quarter of 2010 is in line with a more traditional seasonal patterns. Revenue from base station RF products decreased by 65.3%, or RMB84.0 million (US$12.3 million), year-over-year. This decrease was primarily due to the slowdown in base station network construction in the first quarter of 2010 compared to the same period last year, which resulted in a decline in demand for base station RF products. In addition, a shortage of international electronic components produced by third parties impacted the original equipment manufacturers’ (“OEM”) base station production, which in turn affected demand for GrenTech’s base station RF products. This shortage primarily occurred at the beginning of 2010 and began to improve in May of 2010.

	Three Months Ended March 31
	2009	2010	2010	2010
				% of Total
	Revenues	Revenues	Revenues	Revenues
	(RMB'000)	(RMB'000)	(US$'000)
Wireless Coverage Products and Services
China Unicom	45,011	68,595	10,049	43.1%
China Mobile	85,888	30,440	4,459	19.1%
China Telecom	22,203	14,038	2,057	8.8%
Overseas	77	1,269	186	0.8%
Non-operators	3,475	379	56	0.2%
Subtotal	156,654	114,721	16,807	72.0%
Base Station RF Products
OEMs	128,639	44,643	6,540	28.0%

Total	285,293	159,364	23,347	100.0%

Cost of Revenue
Cost of revenue in the first quarter of 2010 decreased by RMB91.6 million (US$13.4 million), or 43.2%, year-over-year to RMB120.6 million (US$17.7 million), primarily due to the concurrent decrease in production volume.
Operating Expenses
Research and development (“R&D”) expenses increased by RMB0.4 million (US$0.1 million), or 2.9%, year-over-year to RMB13.7 million (US$2.0 million) from RMB13.3 million in the first quarter of 2009. In 2010, the Company will expand R&D expenditure and investments in order to continue to add new products to its offerings to drive revenue and earnings growth.
Sales and distribution (“S&D”) expenses decreased by RMB3.3 million (US$0.5 million), or 9.7%, year-over-year to RMB30.4 million (US$4.5 million) from RMB33.7 million in the first quarter of 2009, primarily due to decreases in sales-related expenses proportionate to the revenue decrease.
General and administrative (“G&A”) expenses increased by RMB3.0 million (US$0.4 million), or 20.0%, year-over-year to RMB18.1 million (US$2.6 million) from RMB15.1 million in the first quarter of 2009. This increase was primarily due to an increase in staff salary and a special 2009 year-end bonus, which is a one-time expense for the first quarter 2010.
As a result, total operating expenses increased slightly by RMB0.1 million (US$0.01 million) to RMB62.2 million (US$9.1 million) from RMB62.1 million in the first quarter of 2009.
Other Expense/Income
Other revenue amounted to RMB3.1 million (US$0.5 million) in the first quarter of 2010, mainly as a result of the leasing of property in GrenTech’s headquarter to third parties. There was no such income generated in the first quarter of 2009.
Interest income decreased by RMB5.2 million (US$0.8 million), or 52.3%, to RMB4.8 million (US$0.7 million) in the first quarter of 2010 from RMB10.0 million in the first quarter of 2009, primarily due to a decrease in interest rates.
Interest expense decreased by RMB0.8 million (US$0.1 million), or 5.5%, to RMB13.2 million (US$1.9 million) in the first quarter of 2010 from RMB14.0 million in the first quarter of 2009, primarily due to a decrease in interest rates.
As a result, total other expense increased by RMB2.7 million (US$0.4 million), or 74.6%, to RMB6.4 million (US$0.9 million) in the first quarter of 2010 from RMB3.7 million in the first quarter of 2009.
Earnings/(Loss)
Gross profit decreased by RMB34.4 million (US$5.0 million), or 47.0%, to RMB38.8 million (US$5.7 million) in the first quarter of 2010 from RMB73.1 million in the first quarter of 2009.
Gross profit margin was 24.3% in the first quarter of 2010, compared to 25.6% in the first quarter of 2009. The decline in gross profit margin was mainly due to the decrease in production scale.
Operating loss was RMB20.3 million (US$3.0 million) in the first quarter of 2010, as compared to an operating income of RMB11.0 million in the first quarter of 2009.
Net loss was RMB22.9 million (US$3.4 million) in the first quarter of 2010, as compared to net income of RMB6.3 million in the first quarter of 2009, mainly due to the revenue decline in line with seasonal patterns.
Diluted net loss per ADS was RMB0.95 (US$0.14) in the first quarter of 2010.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased by RMB341.7 million (US$50.1 million), or 59.7%, to RMB230.8 million (US$33.8 million) as of March 31, 2010, from RMB572.5 million as of December 31, 2009. The decrease was mainly attributable to working capital outflows increase in raw material procurement and operating expenses, as well as further investments in research and development and production facilities.
Total accounts receivable (comprising accounts receivable, net and long-term accounts receivable) decreased by RMB36.1 million (US$5.3 million), or 2.7%, to RMB1,308.2 million (US$191.7 million) as of March 31, 2010, from RMB1,344.3 million as of December 31, 2009. Payment collections continued to improve in the first quarter of 2010. Total accounts receivable collected amounted to RMB317.0 million in the first quarter of 2010, representing 44.4% growth, compared to RMB219.5 million in the first quarter 2009.

Inventories increased by RMB134.3 million (US$19.7 million), or 17.4%, to RMB905.5 million (US$132.7 million) as of March 31, 2010 from RMB771.2 million as of December 31, 2009. The increase in inventories is related to the Company’s initiative to improve future business growth by increasing the speed with which it can fulfil customer orders.
Total assets decreased by RMB163.2 million (US$23.9 million), or 4.9%, to RMB3,174.2 million (US$465.0 million) as of March 31, 2010 from RMB3,337.3 million as of December 31, 2009.
Total liabilities decreased by RMB143.9 million (US$21.1 million), or 7.7%, to RMB1,726.6 million (US$253.0 million) as of March 31, 2010 from RMB1,870.5 million as of December 31, 2009. Current liabilities decreased by RMB143.9 million (US$21.1 million), or 8.2%, to RMB1,611.9 million (US$236.1 million) as of March 31, 2010 from RMB1755.8 million as of December 31, 2009.
Business Outlook
Wireless Coverage Products and Services
China Mobile, China Unicom and China Telecom are expected to fully launch their bidding processes for their 2010 wireless coverage product needs in the second quarter of 2010. The Company expects that these operators will impose more rigorous requirements with respect to the tendering companies’ comprehensive strengths, particularly with regard to aspects of their products’ independent intellectual property rights, as well as their independent research and development capability and production capacity. With GrenTech’s leading technology, strong capacity supplement products, and professional engineering service teams, the Company is looking forward to these bidding processes and remains confident in its ability to build its market share in 2010.
In 2010, the Company also plans to target industrial users, with a focus on civil railway wireless network coverage. Railway transport industry’s expenditure in this area will continue to increase in the next five to ten years. The Company aims to achieve a leading role in this space. In addition, the Company has plans in place to explore and develop new wireless coverage solutions, to which it will apply its new products. The Company believes that its revenue from wireless coverage business will continue to grow in 2010.
Base Station RF Products
With the deployment of base station network construction by the China telecommunications operators in 2010, the Company expects that demand for base station RF products will expand in the second quarter of 2010. In addition, the Company expects that the temporary shortage of international electronic components will be substantially alleviated in the second quarter of 2010. The Company expects that sales from base station RF products will increase compared to the first quarter of 2010.

Guidance for Second Quarter 2010
Management estimates that revenue for the second quarter of 2010 will be in the range of RMB350 million and RMB380 million.
Conference Call and Webcast
The Company’s management team will conduct a conference call on Wednesday, May 19, 2010 at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong). To access the live teleconference, please dial +1 800 798 2884 (US) or +1 617 614 6207 (International), with passcode GRENTECHCALL. Please dial in approximately 10 minutes before the scheduled time of the call. A webcast of the conference call will be available on the Company’s website at: http://www.GrenTech.com.cn.
A replay of the conference call will be available from 11:00 am (Eastern) on Wednesday, May 19, 2010, by dialing +1 888 286 8010 (International callers use +1 617 801 6888) and entering passcode 99960407.
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF products sold to base station equipment manufacturers. GrenTech is a qualified supplier of base station RF products to the global and domestic major base station equipment manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunications operators’ bidding policies or other factors; the risk that the telecommunications operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects or that the Company will not be successful in future bids for tenders held by the operators; uncertainty as to the future demand for base station RF products by domestic or international base station equipment manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates due to shortages of international components or other factors beyond the Company’s control; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and the Company’s ability to maintain or improve its recently decreasing collection periods; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecommunications operators in China; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies or to develop new markets for wireless coverage products and services such as industrial users; risks associated with possible defects and errors in its wireless coverage products or base station RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Cat Zhang, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
investor@grentech.com.cn	GrenTech@taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@taylor-rafferty.com	GrenTech@taylor-rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2009 and March 31, 2010
(RMB and US$ expressed in thousands)

	December 31,2009	March 31,2010	March 31,2010
	RMB	RMB	US$
Assets
Current Assets
Cash and cash equivalents	469,454	131,612	19,282
Pledged time deposits	103,035	99,138	14,524
Accounts receivable, net	892,149	887,504	130,022
Inventories	771,236	905,486	132,656
Other current assets	116,793	202,082	29,606

Total current assets	2,352,667	2,225,822	326,090
Long-term accounts receivable	452,191	420,678	61,631
Other non-current assets	532,489	527,661	77,304

Total assets	3,337,347	3,174,161	465,024

Liabilities
Current Liabilities
Short-term bank loans	613,378	532,586	78,025
Other current liabilities	1,142,441	1,079,351	158,128

Total current liabilities	1,755,819	1,611,937	236,153
Long-term debt	110,000	110,000	16,115
Other non-current liabilities	4,679	4,659	683

Total liabilities	1,870,498	1,726,596	252,951
Total GrenTech’s shareholders equity	1,462,509	1,440,244	211,000
Non controlling interest	4,340	7,321	1,073

Total liabilities and equity	3,337,347	3,174,161	465,024

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
for Three-month Periods Ended March 31, 2009 and 2010
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended March 31
	2009	2010	2010
	RMB	RMB	US$
Revenues	285,293	159,364	23,347
Cost of revenues	(212,179)	(120,608)	(17,669)

Gross profit	73,114	38,756	5,678
Other revenue	—	3,131	459
Operating expenses:
Research and development costs	(13,333)	(13,713)	(2,009)
Sales and distribution expenses	(33,715)	(30,441)	(4,460)
General and administrative expenses	(15,071)	(18,080)	(2,649)

Total operating expenses	(62,119)	(62,234)	(9,118)

Operating income/(loss)	10,995	(20,347)	(2,981)
Other (expense)/income
Interest income	10,024	4,777	700
Interest expense	(13,978)	(13,211)	(1,935)
Foreign currency exchange loss	(27)	(43)	(6)
Grant income	324	2,092	306

Total other expense	(3,657)	(6,385)	(935)

Earnings/(loss) before income tax (expense)/benefit	7,338	(26,732)	(3,916)
Income tax (expense)/benefit	(1,030)	3,798	556

Net income/(loss)	6,308	(22,934)	(3,360)
Less net income/(loss) attributable to non-controlling interests	(3)	19	3

Net income/(loss) attributable to the equity shareholders of GrenTech	6,305	(22,915)	(3,357)

Earnings/(loss) per share available to equity shareholders of GrenTech:
— Basic	0.01	(0.04)	(0.006)

— Diluted	0.01	(0.04)	(0.006)

Weighted average number of ordinary shares outstanding:
— Basic	601,978,775	589,932,958	589,932,958

— Diluted	601,978,775	605,902,514	605,902,514

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For Three-Month Periods ended March 31, 2009 and 2010
(RMB and US$ expressed in thousands)

	For Three Months Ended March 31
	2009	2010	2010
	RMB	RMB	US$
Net cash used in operating activities	(103,327)	(250,470)	(36,695)
Net cash used in investing activities	(26,358)	(11,905)	(1,744)
Net cash used in financing activities	(46,908)	(75,424)	(11,050)
Effect of exchange rate changes on cash	(27)	(43)	(6)

Net decrease in cash and cash equivalents	(176,620)	(337,842)	(49,495)
Cash at beginning of the period	293,353	469,454	68,776

Cash at end of the period	116,733	131,612	19,281